

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

Bunloet Sriphanorm
President
Pack Fuerte, Inc.
99 Village no. 12, Khok Kruat Sub-District
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province 30280
Thailand

> **Re: Pack Fuerte, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 1, 2013**
> **File No. 333-187007**

Dear Mr. Sriphanorm:

We have reviewed your amended registration statement and letter of correspondence dated April 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We re-issue comment one of your letter dated March 28, 2013. The items we noted in our comment, particularly in combination with one another, suggest that you are a blank check company. Please either revise your registration statement to comply with Rule 419, or significantly enhance your disclosure to clearly describe what specific steps you have already taken to start your business. For example, it appears that you have not taken any steps to develop your product yourself. We note that you plan to search for a third party to do this. You should also clarify what you would expect to do if you are unable to find a third party developer or to successfully market your intellectual property to luggage manufacturers. We may have additional comments upon review of your response.

2. We note several revisions you have made in response to comment three of our letter dated March 28, 2013. Please ensure that you have reviewed your entire prospectus and consistently clarified that there is no binding agreement supporting Mr. Sriphanorm's "commitment" to lend the company up to $15,000. In particular, we note the language in Note 2 to your financial statements that currently reads "[t]he officers and directors have committed to advancing certain operating costs of the Company, including Legal, Audit, Transfer Agency and Edgarizing costs [sic]." Please revise to clarify that this "commitment" is not binding.

Dealer Prospectus Delivery Obligation, page 2

3. We re-issue comment four of our letter dated March 28, 2013. Please note that this section should be on the outside back cover of the prospectus. For example, in this amendment, it would be placed on page 53.

Risk Factors, page 10

Since our company's sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests, page 13

4. Please clarify the sentence "[f]actors that could cause [Mr. Sriphanorm's] interests to differ from the other stockholders include the impact of corporate transactions on the timing of business operations and his ability to continue to manage the business given the amount of time he is able to devote to the company," in the second paragraph under this heading.

Plan of Distribution, page 22

5. We re-issue comment 18 of our letter dated March 28, 2013. Please revise the second-to-last paragraph under this heading to clarify what rules and regulations under the Exchange Act you are referring to, and explain the impact on the company and this offering. Please note that the Exchange Act does not address transactions.

Intellectual Property, page 29

6. Please clarify here and elsewhere as necessary the source of the funds that you will use to secure your intellectual property. We note that you currently state that you plan on using part of the proceeds from your Development phase; however, it does not appear that you will generate any revenue or proceeds from the activities you conduct during your Development phase, as it is described on page 43. If you intend to use proceeds from this offering, please state so.

Financial Statements, page 31

7. Please amend your filing to include financial statements that are as of a date that complies with Rule 8-08 of Regulation S-X.

Plan of Operation, page 42

8. We re-issue comment 27 of our letter dated March 28, 2013. Please disclose the amount of funds you believe you need in order to complete all three phases of your plan of operations and become operational.

Business Experience, page 49

9. Please revise your disclosure to discuss the reasons that the Company felt it was appropriate that Mr. Sriphanorm should serve as director. See Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 51

10. Please revise footnote one to clarify your disclosure. It is unclear what is meant when you state that Mr. Sriphanorm "indirectly … may take initiative in founding and organizing our business or enterprise." Please clarify whether Mr. Sriphanorm did, or did not, found and organize the Company. In addition, please clarify what the relevance 10% or more of your common stock is to your analysis. Finally, please present the analysis asked for in comment 34 of our letter dated March 28, 2013, regarding the basis of your assertion that Mr. Peralta is not a promoter.

Certain Relationships and Related Transactions, page 52

11. We re-issue comment 35 of our letter dated March 28, 2013. Please provide the disclosure called for by Item 404(a)(5) of Regulation S-K regarding the loan made by Mr. Sriphanorm to the Company, including the amount of principal repaid.

12. Please clarify the disclosure you added in response to comment 36 of our letter dated March 28, 2013. You added language stating that "there is nothing of value received or to be received by [Mssrs. Peralta and Sriphanorm], including no amount of any assets, services or other consideration … provided to the company." Please revise to clarify the nature and amount of any assets, services or other consideration received or to be received from any promoter by the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patricia Do at (202) 551-3743 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director